KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2006 OCT -5 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

2 October 2006

06017350

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

SUPPL

DATE	TITLE
	GENERAL ANNOUNCEMENT
12 September 2006	Listed Companies' Crop – August 2006
26 September 2006	Kuala Lumpur Kepong Berhad ("KLK") Proposed Acquisition Of A Subsidiary : PT Mulia Agro Permai
28 September 2006	Kuala Lumpur Kepong Berhad ("KLK") Proposed Acquisition Of A Subsidiary : F. Holm Chemie Handels GmbH
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
7 September 2006	Employees Provident Fund Board (2 sets)
12 September 2006	Employees Provident Fund Board
14 September 2006	Employees Provident Fund Board
15 September 2006	Employees Provident Fund Board
20 September 2006	Employees Provident Fund Board
21 September 2006	Employees Provident Fund Board
23 September 2006	Employees Provident Fund Board (2 sets)
27 September 2006	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

dlw 10/5

LSL\SECRETARIAL\MISC\ADR-SEC\2006\September 2006

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **12/09/2006 12:20:05 PM**
Reference No **KL-060912-78F92**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
August 2006

* **Contents :-**

We submit below the crop figures for the month of **August 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	184,467	210,128	205,701	220,615	209,940	203,905	**233,238**	
Crude Palm Oil (mt)	32,238	37,201	43,664	41,707	45,013	42,399	43,062	**49,636**	
Palm Kernel (mt)	7,625	9,135	10,331	9,584	10,562	9,658	9,787	**11,476**	
Rubber (kg)	2,204,504	2,311,616	2,141,939	1,107,095	1,308,012	1,850,721	2,321,758	**2,507,157**	

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **26/09/2006 05:04:30 PM**
Reference No **KL-060926-73016**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
KUALA LUMPUR KEPONG BERHAD ("KLK")
PROPOSED ACQUISITION OF A SUBSIDIARY : PT MULIA AGRO PERMAI ("PT MULIA")

* **Contents :-**

Further to the announcement dated 14 June 2006, KLK wishes to advise that the acquisition of PT Mulia had now been completed and PT Mulia is now a subsidiary of KLK.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **28/09/2006 04:49:28 PM**

Reference No **KL-060928-01D0A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")
PROPOSED ACQUISITION OF SUBSIDIARY: F. HOLM CHEMIE HANDELS GmbH ("HOLM CHEMIE")

* **Contents :-**

Further to the announcement dated 26 June 2006, KLK wishes to advise that the acquisition of Holm Chemie has now been completed and Holm Chemie is now a subsidiary of KLK.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/09/2006 02:24:31 PM**
Reference No **KL-060907-2D384**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **04/08/2006**	* **200,000**	
Acquired	**30/08/2006**	**23,100**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,317,000**
Direct (%)	:	**6.24**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,317,000**
* Date of notice	:	**30/08/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/09/2006 02:24:35 PM**
Reference No **KL-060907-2D385**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/09/2006**	* **150,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **44,167,000**
	Direct (%)	: **6.22**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **44,167,000**
*	Date of notice	: **04/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/09/2006 04:03:21 PM**
Reference No **KL-060912-BE8C0**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/08/2006**	* **392,700**	
Disposed	**15/08/2006**	**200,000**	
Disposed	**28/08/2006**	**300,000**	
Acquired	**05/09/2006**	**27,300**	
Acquired	**06/09/2006**	**566,100**	
Disposed	**06/09/2006**	**30,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **44,623,100**
Direct (%) : **6.29**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **44,623,100**

* Date of notice : **06/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/09/2006 03:58:21 PM**
Reference No **KL-060914-B72D1**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **07/09/2006**	* **500,000**	
Disposed	**07/09/2006**	**206,500**	
Acquired	**08/09/2006**	**728,600**	
Disposed	**08/09/2006**	**100,000**	
Acquired	**08/09/2006**	**200,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **45,745,200**
Direct (%) : **6.44**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **45,745,200**
* Date of notice : **08/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/09/2006 03:11:07 PM**
Reference No **KL-060915-6D1B2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **11/09/2006**	* **675,000**	
Disposed	**11/09/2006**	**250,000**	
Acquired	**12/09/2006**	**1,200,000**	
Acquired	**12/09/2006**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**47,470,200**
Direct (%)	:	**6.69**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**47,470,200**
* Date of notice	:	**12/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/09/2006 04:20:50 PM**
Reference No **KL-060920-D99D7**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **13/09/2006**	* **774,400**	
Acquired	**13/09/2006**	**100,000**	
Acquired	**14/09/2006**	**97,100**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**48,441,700**
Direct (%)	:	**6.82**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**48,441,700**
* Date of notice	:	**14/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/09/2006 03:41:41 PM**
Reference No **KL-060921-A0159**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **15/09/2006**	* **400,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **48,841,700**
	Direct (%)	: **6.88**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **48,841,700**
*	Date of notice	: **18/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/09/2006 12:25:53 PM**
Reference No **KL-060923-7BE26**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **18/09/2006**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**48,941,700**
Direct (%)	:	**6.89**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**48,941,700**
* Date of notice	:	**18/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/09/2006 12:25:54 PM**
Reference No **KL-060923-7BE27**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/09/2006**	* **63,800**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**49,005,500**
Direct (%)	:	**6.9**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**49,005,500**
* Date of notice	:	**20/09/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/09/2006 04:41:23 PM**
Reference No **KL-060927-F80D8**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **21/09/2006**	* **1,200,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **50,205,500**
	Direct (%)	: **7.07**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **50,205,500**
*	Date of notice	: **22/09/2006**